UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech was notified by its corporate partner, Boston Scientific, of 30-day safety data for the complete study population of Taxus IV drug-eluting stent clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 19, 2002

By:

\s\David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 18, 2002

BOSTON SCIENTIFIC ANNOUNCES 30-DAY SAFETY DATA FOR THE COMPLETE STUDY POPULATION OF TAXUS IV DRUG-ELUTING STENT CLINICAL TRIAL

- Company also announces 12-month clinical follow-up data from TAXUS I -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Boston Scientific (“BSC”), that BSC announced 30-day safety data for the complete study population of its TAXUS IV clinical trial. The trial is studying 1,326 patients at 74 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting stent. BSC made the announcement at the annual meeting of the American Heart Association in Chicago.

In September, BSC announced 30-day safety data for 1,172 of the 1,326 patients. The additional 154 patients all had longer, more complex lesions.

The randomized, double-blind, pivotal trial is designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent in reducing restenosis in de novo lesions up to 28 mm in length and up to 3.75 mm in diameter.  The study uses the Expressä stent, Boston Scientific’s internally developed stent approved in September by the U.S. Food and Drug Administration and granted CE Mark last year.

BSC’s results supported safety, as demonstrated by overall 30-day MACE (Major Adverse Cardiac Events) rates of only 3.0 percent. Stent thrombosis rates – another early indicator of safety – were less than 0.5 percent, as reported by BSC.

“This is the largest TAXUS study to date, and it reinforces the findings of earlier studies and offers additional preliminary evidence that polymer-based, paclitaxel-eluting stents appear to be a safe treatment for coronary artery disease,” said Dr. Stephen Ellis, the trial’s Co-Principal Investigator.  “I look forward to the presentation of the long-term safety and efficacy data next summer.”

BSC also announced 12-month clinical follow-up data from its TAXUS I trial.  The 61-patient trial is assessing the safety of the slow-release formulation.  It reported zero thrombosis and zero restenosis at six months.  At 12 months, intervention rates remained extremely low, with only one Target Vessel Revascularization reported in the paclitaxel-eluting stent group, compared to four events (three Target Lesion Revascularizations and one Coronary Artery Bypass Graft) reported in the bare stent control group.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

###

Angiotech Pharmaceuticals Contact:

Rui Avelar (investors)

Cindy Yu (media)

Phone: (604) 221-7676   Web: www.angiotech.com

Email: info@angio.com